# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ORGANIGRAM HOLDINGS INC., CIK 0001620737
CUSIP: 68620P101
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 145 King Street West, Suite 1400, Toronto, Canada (Federal Level) (Z4), M5H 1J8
Date of event which requires filing of this statement: 02/28/2025
Amends the filing with accession number 0001193125-24-274521
Filed by CIK 0001848200
Persons authorized to receive notices and communications: Anthony B. Petitt, 103 Foulk Road, Suite 111, Wilmington, Delaware (DE), 19803, (302) 656-1950

## Reporting persons
- BT DE Investments Inc. (CIK 0001848200): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 40,134,389; sole dispositive power 0; shared dispositive power 40,134,389; aggregate amount beneficially owned 40,134,389 (30% of the class)
  Comment: Row 13 is based on 133,781,297 Common Shares, no par value ("Common Shares"), of Organigram Holdings Inc. (the "Issuer"), comprised of 126,218,850 Common Shares outstanding immediately prior to completion of the Third Tranche (as defined below) and after giving effect to the issuance of 7,562,447 Common Shares in the Third Tranche. Following the completion of the Third Tranche on February 28, 2025, the Reporting Person beneficially owned 40,134,389 Common Shares and 13,794,163 Preferred Shares (as defined below), representing 30% of the issued and outstanding Common Shares and 100% of the Preferred Shares, in each case on a non-diluted basis.
- British American Tobacco p.l.c. (CIK 0001303523): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 40,134,389; sole dispositive power 0; shared dispositive power 40,134,389; aggregate amount beneficially owned 40,134,389 (30% of the class)
  Comment: Row 13 is based on 133,781,297 Common Shares, comprised of 126,218,850 Common Shares outstanding immediately prior to completion of the Third Tranche and after giving effect to the issuance of 7,562,447 Common Shares in the Third Tranche. Following the completion of the Third Tranche on February 28, 2025, the Reporting Person beneficially owned 40,134,389 Common Shares and 13,794,163 Preferred Shares, representing 30% of the issued and outstanding Common Shares and 100% of the Preferred Shares, in each case on a non-diluted basis.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: ORGANIGRAM HOLDINGS INC.
Address of issuer's principal executive offices: 145 King Street West, Suite 1400, Toronto, Canada (Federal Level) (Z4), M5H 1J8
Comment:
This statement constitutes Amendment No. 6 (this "Amendment No. 6") to the Schedule 13D (the "Initial Schedule 13D") filed with the Securities and Exchange Commission (the "SEC") on March 10, 2021, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the SEC on February 1, 2022 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D filed with the SEC on November 8, 2023 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D filed with the SEC on January 25, 2024 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D filed with the SEC on September 3, 2024 ("Amendment No. 4") and Amendment No. 5 to Schedule 13D filed with the SEC on December 10, 2024 ("Amendment No. 5" and, the Initial Schedule 13D as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the "Original Schedule 13D") relating to the Common Shares of the Issuer. This Amendment No. 6 amends the Original Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. Capitalized terms used but not defined in this Amendment No. 6 have the meaning assigned to them in the Original Schedule 13D.

The Initial Schedule 13D was filed with respect to Common Shares of the Issuer held by BT DE Investments Inc. (the "Purchaser"). The Purchaser is a wholly owned subsidiary of BATUS Holdings Inc., which is a wholly owned subsidiary of Louisville Securities Limited, which is a wholly owned subsidiary of British-American Tobacco (Holdings) Limited, which is a wholly owned subsidiary of B.A.T. Industries p.l.c., which is a wholly owned subsidiary of Weston (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2012) Limited, which is a wholly owned subsidiary of British American Tobacco (1998) Limited, which is a wholly owned subsidiary of British American Tobacco p.l.c. ("BAT"). BAT and the aforementioned wholly owned subsidiaries of BAT are collectively referred to herein as the "BAT Entities".

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of this Amendment No. 6 is incorporated by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
As disclosed in Amendment No. 2, on November 5, 2023, the Purchaser executed and delivered a subscription agreement (as amended, the "Subscription Agreement") with the Issuer to acquire Common Shares and Class A preferred shares to be newly created and issued ("Preferred Shares" and, together with the Common Shares, "Shares") on a private placement basis (the "Private Placement"), increasing the Purchaser's strategic investment in the Issuer completed on March 11, 2021.

The Private Placement was undertaken in three (3) tranches, each subject to the satisfaction of certain conditions. Under the first tranche (the "First Tranche"), which closed on January 23, 2024, 12,893,175 Common Shares were issued to the Purchaser at a price of C$3.2203 per Share (the "Tranche Share Price"). Under the second tranche of the Private Placement (the "Second Tranche"), which closed on August 30, 2024, 12,893,175 Shares, comprised of 4,429,740 Common Shares and 8,463,435 Preferred Shares, were issued to the Purchaser at the Tranche Share Price, for gross proceeds of USD$30,821,684.69 (equal to C$41,519,891, as determined using the average daily exchange rate published by the Bank of Canada on August 28, 2024 for converting Canadian dollars into U.S. dollars). Under the third tranche of the Private Placement (the "Third Tranche"), which closed on February 28, 2025, 12,893,175 Shares, comprised of 7,562,447 Common Shares and 5,330,728 Preferred Shares, were issued to the Purchaser at the Tranche Share Price, for gross proceeds of USD$28,955,918.44 (equal to C$41,519,891, as determined using the average daily exchange rate published by the Bank of Canada on February 26, 2025 for converting Canadian dollars into U.S. dollars). The allocation of Common Shares and Preferred Shares issued as part of the Third Tranche was subject to a threshold on the issuance of Common Shares to the Purchaser of 30% of the aggregate number of Common Shares issued and outstanding, as described below.

Approval by the Issuer's shareholders, clearance under the Canadian Competition Act R.S.C. 1985 c. C-34, as amended, applicable stock exchange approval and certain other conditions to closing of each of the First Tranche, the Second Tranche and the Third Tranche were satisfied in connection with the closing of the First Tranche.

The aggregate subscription price of the Shares acquired by the Purchaser as part of the First Tranche, the Second Tranche, and the Third Tranche was C$124,559,674.36. The source of funds for such purchase was dividends from other U.S. subsidiaries of BAT.

In connection with the closing of the First Tranche, the Issuer filed articles of amendment (the "Articles of Amendment") to create the new class of Preferred Shares to be issued in the Private Placement. Pursuant to the terms of the Subscription Agreement, Shares issued in the First Tranche, the Second Tranche and the Third Tranche were allocated between Common Shares and Preferred Shares such that if the number of Common Shares owned by the Purchaser or its affiliates, associates, related parties and any joint actors would have exceeded 30% of the aggregate number of Common Shares issued and outstanding (the "30% Threshold") after the closing of the applicable tranche, the Issuer issued to the Purchaser the greatest number of Common Shares issuable pursuant to such closing without exceeding the 30% Threshold, with the remainder of the Shares issuable as Preferred Shares (all as more specifically set forth in the Subscription Agreement).

The Preferred Shares are non-voting convertible preferred shares of the Issuer convertible at the option of the Purchaser without payment of any additional consideration (subject to the 30% Threshold). The Preferred Shares are convertible initially on a one-for-one basis into Common Shares, provided however that the conversion rate will increase at a rate of 7.5% per annum commencing from the initial date on which Preferred Shares are issued, until such time as the holders of Preferred Shares would beneficially own, or exercise control or direction over, directly or indirectly, with their respective affiliates, associates, related parties and any joint actors, after giving effect to the conversion of the Preferred Shares, 49.0% of the aggregate number of Common Shares issued and outstanding.

The Purchaser entered into the Subscription Agreement in furtherance of its strategic investment in the Issuer.

The Purchaser intends to review its investment in the Issuer on a continuing basis and may, subject to the terms of the A&R Investor Rights Agreement (as defined below), and depending upon a number of factors, including market and other conditions, increase or decrease its beneficial ownership, control, direction or economic exposure over securities of the Issuer, through market transactions, private agreements, treasury issuances, exercise of options, convertible securities, derivatives, swaps or otherwise.

Pursuant to the Subscription Agreement, unless otherwise consented to in writing by the Purchaser in advance, the Issuer is required to use one-half of the proceeds from each of the First Tranche and the Second Tranche for general corporate purposes, and one-half of the proceeds of each of the First Tranche and the Second Tranche, and all of the proceeds of the Third Tranche, to fund a segregated bank account (the "Jupiter Pool"), subject to adjustment in accordance with the terms of the Subscription Agreement. The Jupiter Pool is to be invested by the Issuer in accordance with the terms of reference provided for in the A&R Investor Rights Agreement.

Concurrently with the closing of the First Tranche, the Purchaser and the Issuer entered into an amended and restated investor rights agreement (the "A&R Investor Rights Agreement"). Pursuant to the A&R Investor Rights Agreement, the Purchaser has the right to nominate up to 30% of the board of directors of the Issuer (the "Board"), subject to the Purchaser maintaining certain share ownership thresholds. The Purchaser's nominees currently serving on the Board are Simon Ashton, Karina Gehring and Craig Harris. The Purchaser is entitled, subject to the terms and conditions of its nomination rights, to replace its nominee directors from time to time. In addition, the A&R Investor Rights Agreement provides the Purchaser with certain governance rights, so long as it maintains certain share ownership thresholds, including pre-emptive rights, top-up rights and customary registration rights. The Purchaser is permitted to engage with the Board regarding the Issuer's business and prospects. The Purchaser also has the right, so long as it maintains certain ownership thresholds, to participate in future equity offerings of the Issuer subject to the terms and conditions contained in the A&R Investor Rights Agreement.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Amendment No. 6 is incorporated by reference. The descriptions of the Subscription Agreement and the A&R Investor Rights Agreement are summaries of those agreements and are qualified in their entirety by the full terms and conditions of the Subscription Agreement and A&R Investor Rights Agreement, which are incorporated herein by reference.

## Signatures
- BT DE Investments Inc.: /s/ Chris Voelker, Chris Voelker, General Counsel (03/03/2025)
- British American Tobacco p.l.c.: /s/ Caroline Ferland, Caroline Ferland, Secretary (03/03/2025)